UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10633

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

Series m Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “Knightscope,” “we,” “us,” “our” or “the Company” refers to Knightscope, Inc.

As we previously reported on our Current Report on Form 1-U, dated September 20, 2017, the Company has undertaken a restatement of its financial statements for prior periods in connection with certain errors detected in applying certain accounting principles. In connection with these errors, Company management has determined that a material weakness existed in internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The weakness identified is an insufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements. Actions are currently being implemented to remediate this material weakness, as further described below, including augmenting the Company’s accounting resources and implementing a more formal review and documentation process.

As discussed in further detail below and in Note 2 to the audited financial statements for the fiscal years ended December 31, 2016 and 2015 beginning on page 19 of this Amendment No. 2 to the Company’s Annual Report on Form 1-K (“Amendment No. 2”), these previously filed financial statements for the periods depicted above have been restated to reflect the correction of certain errors.

This restatement results in noncash, financial statement corrections and will have no impact on the Company’s current or previously reported cash and cash equivalents position and total revenues.

We have already initiated various remediation efforts of our internal controls over financial reporting, and, as such remediation efforts are still ongoing, we have concluded that the material weakness relating to our financial reporting described in the discussion and in the notes referenced above has not been fully remediated. We have added and are continuing to add appropriate full-time resources to our finance team and we have hired additional external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes, and to accurately prepare and review financial statements and related footnote disclosures. As a result of the additional resources added to the finance function, we now separate preparation and review of account reconciliations and other account analyses. In addition, we have enhanced our existing policies and procedures, to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification and assessing more judgmental areas of accounting. Independent of the Company’s control environment, the Company also recently switched its Independent Audit firm to Ernst & Young LLP, who has been engaged to audit the Company’s fiscal year ending December 31, 2017, financial statements.

The Company is filing this Amendment No. 2 to amend and restate in its entirety its previously filed Annual Report on Form 1-K for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2017, as amended (the “Original 1-K”), including to file restated audited financial statements for the periods ended December 31, 2015 and December 31, 2016 in Item 7 and a restated discussion of financial condition and results of operations in Item 2.  This Amendment No. 2 continues to speak as of the original filing date of the Original 1-K, does not reflect events that may have occurred subsequent to the original filing date.

2

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. In addition, please refer to the risk factors contained in our Offering Circular on Form 1-A, dated December 23, 2016, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Business

Overview

Knightscope was founded in 2013 to develop advanced physical security technology with the goal of being able to predict and prevent crime in the long-term. Globally, over $500 billion is spent each year on security and security-related products in the public and private sector. We believe that approximately $300 billion of this expenditure is addressable by the products and services that Knightscope has developed or is planning to develop in the future. As the global population grows, we believe the current worldwide security and law enforcement apparatus will not scale and will require new solutions.

3

The Knightscope solution to reducing crime combines the physical presence of our proprietary Autonomous Data Machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface. Our ADMs, in current models of the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors that is accessible through the Knightscope Security Operations Center (KSOC), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively. The KSOC is available both on desktop and mobile devices.

On January 10, 2017, the Company commenced an offering of up to $20 million of its Series m Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”). See “Regulation A Offering; Issuance of Series m Preferred Stock” in Item 2 of this report.

Principal Products and Services

As of December 31, 2016, we offered three products: (1) the “K5” ADM for outdoor usage, (2) the “K3” ADM for indoor usage, and (3) the KSOC user interface with the ADMs. Primarily all of our revenues to-date have come from the K5 and the KSOC. The Company received contracts for its initial K3 machines to be deployed in the field, with the first one operational at a client site in October 2016 and numerous others are now deployed under customer contracts. The Company works continuously to improve and upgrade the ADMs and their precise specifications may change over time.

ADMs

The K3 and K5 are designed to roam a geo-fenced area autonomously by utilizing numerous sensors and lasers, either on a random basis or based on a particular patrolling algorithm. They can successfully navigate around people, vehicles and objects in dynamic indoor or outdoor environments. To do this, the ADMs employ a number of autonomous motion and self-driving technologies, including lasers, ultrasonic sensors, inertial measurement unit (IMU), and wheel encoders. Each ADM can generate 1 to 2 terabytes of data per week and over 90 terabytes of data per year, which is accessible for review and analysis via the KSOC. Clients can recall, review, and save the data for analysis, forensic or archival purposes. Each machine is able to autonomously charge and recharge on a 24-hour basis, 7 days per week without human intervention. Clients may also utilize the patrol scheduler feature on the KSOC to schedule periodic or regular patrols during certain times for alternative patrol routes.

The dimensions of the K5 are as follows:

•	Height: 5 feet

•	Width: 3 feet

•	Weight: 398 pounds

4

The K5 is designed to be used outdoors in such environments as open air malls, corporate campuses, hospitals, stadiums, retailers, warehouse, logistics facilities, college campus, airports and train stations. The K5’s advanced anomaly detection features include:

•	360 degree high definition night and day video capture;

•	Live streaming and recorded high definition video capabilities;

•	Automatic license plate recognition;

•	Parking space utilization feature, which provides information regarding use and utilization of parking spaces in any given parking structure;

•	Parking meter feature, which assesses the top 10 vehicles and their "dwell time" in a particular location. If a vehicle is parked for more than 24 hours in the same location, a user can receive an alert or have the data flagged;

•	People detection, which can alert a user in real-time of people detected on their premises, together with 360-degree recorded high-definition video. A user can use the time-stamp of the recording to search through other data detected to assess and better understand other conditions in the area patrolled by the ADM;

•	Thermal imaging, which allows for triggered alerts based on temperature. For example, assisting with alerts regarding increased risks of fires;

•	Two way communication feature may be utilized for both public announcements and avoidance of human physical confrontations with dangerous individuals; and

•	Signal detection can be utilized as a rogue router detector for sensitive locations such as a data center.

The dimensions of the K3 are as follows:

•	Height: 4 feet

•	Width: 2 feet

•	Weight: 340 pounds

The K3 is tailored for indoor usage, allowing it to autonomously navigate complex dynamic indoor environments such as an indoor mall, office building, manufacturing facility, stadium plaza, warehouse or school. It has the same suite of advanced anomaly detection capabilities, but the parking utilization, parking meter and license plate recognition features are turned off.

The ADMs include several communications features. The units can transfer data over 4G LTE networks and/or Wi-Fi. Each one has an intercom that may be used for two-way communication with security. In addition, one or multiple units may be used as a live broadcast public address system or to deliver pre-recorded messages. They also can measure hyper local conditions such as temperature, pressure, humidity and CO2 levels.

The ADMs run on rechargeable batteries. They are configured to patrol autonomously for approximately two to three hours, following which, without human intervention, the ADMs find and dock to a charge pad, recharging for 10 to 20 minutes before resuming patrol. The machines remain operational during the charging period, providing 24/7 uptime to clients.

KSOC

The Knightscope Security Operations Center (KSOC) is our intuitive, browser-based interface that, coupled with ADMs, provides security professionals with “smart mobile eyes and ears.” It is also available as an app for iOS and Android devices. Once alerted of an abnormal event, such as a person spotted during a specific time in a particular location, authorized users can view the live stream of data in the KSOC from each of the ADMs in the user’s network, accessing it from a security operations center, a remote laptop or a mobile device.

Products in Development

We intend to use the net proceeds of the Regulation A Offering in part to finance the development of new features and machines. One such feature that is under development as of the date of the filing of the Original 1-K is visible and concealed weapon detection technology. As of the date of the filing of the Original 1-K, we were also in the process of developing the “K7” ADM, which will have the same features as the K5, but will employ four wheels for use on more rugged outdoor terrain such as dirt, sand, and gravel. The K7 could be utilized at airfields, power utilities, borders, solar farms, wind farms or oil/gas fields.

Our current strategy is to focus on the United States for the foreseeable future before considering global expansion.

5

Market

Knightscope’s products are designed to supplement the work of security professionals and are suited to most environments that require security patrol coverage. In the United States there are more than 8,000 private security firms and nearly 18,000 law enforcement agencies – a fragmented marketplace that we believe offers numerous opportunities for disruption. There are three major private security firms in the United States and Knightscope is partnered with two of them as channel partners: Allied Universal and Securitas. Knightscope can help these and other channel partners in the private security industry with margin expansion, competitive advantage in the marketplace and long-term employee and client retention by providing a “sticky” technology set. Knightscope’s technology integrates easily into the existing systems and processes of security firms to augment and enhance their capabilities and services.

The Company’s ADMs have thus far operated “in the field” for over 125,000 hours and machines-in-network have traveled a total of 70,000 miles, collectively. In fact, one such ADM has traveled the equivalent distance of a round-trip drive from San Francisco to New York, twice over. ADMs are deploying in a variety of environments including malls, hospitals, corporate campuses, movie studios, power utility companies and a sports stadium. New potential environments include airports, logistics facilities, train stations and college campuses.

We intend to use a portion of the net proceeds of the Regulation A Offering to scale our production to sell to more clients in California. As announced on January 31, 2017, we also plan to expand our efforts to sell nationwide. To that end, we have partnered with one of our strategic investors, Konica Minolta, Inc., to train their technicians, which number over 2,000 across the United States, to service, maintain and support our machines-in-network and assist us with our nationwide scaling efforts.

Knightscope operates on a Machine-as-a-Service (MaaS) business model. We charge clients an average price of $7 per hour per machine, which we believe compares favorably to a human guard or mobile vehicle patrol unit. We sign year-long contracts with our clients. At such a price point, running an ADM 24/7 can generate over $61,000 in annual revenue per machine. Although initial sales were made directly to clients, we have also started to sell through our channel partners, Allied Universal and Securitas, two of the three largest private security firms in the United States, with whom we have entered into master service agreements. On February 27, 2017, Securitas and Knightscope announced a three-year extension of their respective initial master services agreements with us. Channel partners have discretion on pricing and may bundle additional services with the primary service of the Company.

Allied Universal is the largest private security company in the United States with over 140,000 employees and nearly $5 billion in sales. Securitas is the world’s second largest private security company with 300,000 employees and nearly $10 billion in revenue. Knightscope has executed master service agreements with both firms that allow them to effectively offer our technologies to their existing clients, allowing frictionless onboarding of a client through the client’s existing security provider and at the same time provides both security providers a distinct competitive advantage in the marketplace. In addition to Allied Universal and Securitas, the Company retains its discretion to conduct direct sales and/or partner with other channel partners.

We also market our products at trade shows, including ASIS International and ISC West, as well as Company-sponsored private events and on-site private demonstrations. We regularly advertise in the media through various online and offline channels.

6

Competition

At the moment, we are not aware of any direct competitors in the advanced physical security technology space that have viable commercial products in the field at the same scale with actual paying clients. We are aware of a number of new ventures, start-ups and university research programs in Europe and Asia that are developing or have recently introduced products that could compete with our ADMs. Many outside of the security industry erroneously assume we compete against closed-circuit television (CCTV) providers, but cameras do not provide a physical presence, are typically used for forensics after an event, and do not offer a client the plethora of capabilities available in an ADM/KSOC combination. We believe having these two types of systems working together provides a more holistic approach to reducing crime. While traditional human guards provide a closer comparator or competitor in some cases, we believe that utilizing our “Software+Hardware+Humans” approach is much more effective.

We are aware of a self-funded start-up, SMP Robotics Services Corp., which produces an outdoor autonomous security platform that it markets through third-party distributors. In June 2016, Gamma 2 Robotics launched an indoor autonomous security patrol robot that it markets through a third-party distributor. Separately, in September 2016, Autonomous Solutions, Inc. and Sharp Electronics, a subsidiary of Sharp Corporation, launched an automated unmanned ground vehicle for security. In March 2017, Cobalt Robotics, another seed stage company, announced that it had released an autonomous mobile robot designed for indoor security applications on a trial pilot basis.

We also compete indirectly with private physical security firms that provide clients with security personnel and other security services. There are more than 8,000 such firms in the United States alone. Our ADMs offer clients a significant cost reduction since we charge clients an average of $7 per hour for our services, which is generally significantly less than the hourly rate for a human security guard. In addition, ADMs offer significantly more capabilities, such as license plate detection, data gathering, thermal imaging and people detection, that are delivered consistently, on a 24 hour, 7 day per week basis, without human intervention. In certain cases, our technology complements and improves the operations of traditional security firms.

Manufacturing and Suppliers

Knightscope assembles its machines at its Mountain View, California headquarters from components manufactured by more than 20 suppliers. The Company’s top three suppliers, measured by spending, are Minarik Automation & Control (a division of Kaman Corporation), based in Indiana, and Velodyne LiDAR and EandM, which are both based in California. The Company is not highly dependent on any one supplier and believes it can easily source components from other suppliers and has done so when necessary. More than 80% of our components are manufactured in the United States. The manufacturing lead-time for two-thirds of the Company’s components is 30 days or less, with the remainder requiring up to 90 days.

Research and Development

In 2015 and 2016, we incurred operating expenses in the amount of $2,238,589 and $1,627,495 respectively, for research and development. We expect to continue to incur significant expenditures on research and development. Our research and development efforts will focus primarily on the development of base technology as well as scaling development efforts. In addition, we will continue to develop visible and concealed weapon detection technology to add to our platform and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

Employees

As of October 2017, we have 45 full-time employees working primarily out of our combined headquarters and production facility in Mountain View, California.

Intellectual Property

The Company holds a patent covering its ADMs (“Autonomous Data Machines and Systems” U.S. Patent No. 9,329,597). We filed three provisional patents, covering the ADMs’ behavioral autonomous technology, the parking monitor feature and the security data analysis and display features of the KSOC. The Company has trademarked its name. The Company relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights.

7

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our restated financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2016.

Results of Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Knightscope K5 Autonomous Data Machine (ADM), K3 Autonomous Data Machine and the Knightscope Security Operations Center (KSOC), primarily through funding from both strategic and private investors. The first version of the Company’s flagship Knightscope K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Therefore, we did not generate revenues in 2013 or 2014 and began generating minimal revenues in fiscal year 2015. Currently, the Company operates on a Machine-as-a-Service (MaaS) business model. Since June 2016, we have charged customers an average of $7 per hour per ADM, which includes maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and hardware upgrades. We charge additional fees for decals or other markings on the ADMs as well as cellular costs in certain locations. These specific add-on charges have thus far generated minimal revenues.

To date, our ADMs have collectively traveled a total distance of over 70,000 miles and have operated over 125,000 collective hours. These machines are fully autonomous including autonomous recharging. There is minimal to no downtime during recharging, as the machines are still operational while charging – and charge pads are typically located in a prominent location that would be suitable as an observation point.

Our current primary focus is on the deployment and marketing of our core technologies, as well on the development of new features that will be added to new models of the ADMs. We are also working on the development and eventual production of the K7 ADM, which will be built on a four wheel architecture and have the capability to operate in more rugged terrain. We continue to generate customer orders and our production is expected to continue out of our primary corporate headquarters.

Year ended December 31, 2015 Compared to Year ended December 31, 2016 (Restated)

For the year ended December 31, 2015, the company recorded revenues of $29,770 from 2 clients, most of which came in the last months of the fiscal year. For the year ended December 31, 2016, the Company recorded significantly higher net revenues of $399,508 from corporate campus, retail, industrial and healthcare clients. The increase in revenues in the current period was largely the result of an increase in the number of clients and ADMs in-network as well as a change in contract terms from flexible payment arrangements in 2015 to 12-month, full priced contracts in 2016. While in 2015 customers initially opted for flexible payment arrangements suitable for a pilot, the vast majority of the Company’s revenues in 2016 are a result of contracts with a typical term of 12 months based on full price. The number of machines-in-network and customer orders increased significantly in 2016. As of December 31, 2016, we had operations with a total of 9 clients and 15 machines-in-network, and orders for an additional 19 machines under contract with deposits.

8

Cost of services for the year ended December 31, 2016 was $1,958,990, compared to $81,447 for the year ended December 31, 2015. Cost of services consists of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ADM communications costs, data storage costs, facilities allocations, plus direct compensation and benefits. As detailed above, the Company transitioned from a largely pilot phase in 2015 to a fully operational production, deployment and maintenance mode during 2016. As such, our cost of services to build, maintain, and deploy our growing fleet of ADMs increased commensurately.

The revenue and cost of services described above resulted in a gross loss for fiscal year 2016 of $1,559,482, compared to $51,677 in fiscal year 2015. As mentioned above, the increase in cost of services due to increased demand and the number of ADMs maintained by the Company from the prior period was the primary driver of the increase in gross loss over these two periods, which the Company views as a positive indication of future profitability.

Management believes that long-term business prospects over a multi-year Machine-as-a-Service business model are even more viable and provide significant economies of scale. Furthermore, we are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term. For example, we are actively working on updating our pricing strategy for 2018 in concert with our channel partners and our client development team, which is expected to provide an increase in revenue opportunity. We are also updating our data architecture strategy to minimize connectivity and data usage through cellular carriers, creating new tools for more efficient use of cellular data during the deployment setup phase, changing the option pricing for cellular connectivity and revisiting contracts with our cellular providers.

Furthermore, as we previously discussed above, we are in the early stages of production of our ADMs, having only first deployed our ADM and only started to generate our revenues during the six month period ending June 30, 2015. During the initial ramp up phase of our production, assembly and manufacturing process, we have been experiencing significant low-volume penalties from suppliers of key components for our ADMs in our costs and processes which we believe will be eliminated over time with increase in production as well as sourcing negotiations with an increasing supply base. In some cases, a re-design for specific systems and sub-systems will help reduce costs and an investment in low-cost tooling may provide a significant variable cost improvement for some items. Furthermore, we intend to focus on controlling costs as we ramp up operations. As the Company expands, negotiations are underway to increase the real estate footprint as efficiently as possible to contain our fixed costs by continuing to lease Class B and/or Class C office space – with an overall strategy of keeping the team size as lean as possible for maximum efficiency. Additionally, we believe with the building of new internal tools, the Company will be much more efficient in deployment timing and resources, alleviating the need for a dramatic increase in headcount. Our overall strategy is to keep our fixed costs as low as possible while achieving our overall growth objectives.

The Company’s operating expenses consist primarily of research and development, sales and marketing expenses, and general and administrative expenses. A major component of our operating expenses is marketing costs. Marketing and promotion is imperative to our sales efforts. To drive further sales, we significantly increased our expenditures on advertising in all forms of media. Also, to meet increased demand for general product inquiries and on-site demonstrations, we increased sales and marketing personnel and recognized increased costs in business travel and equipment. Total marketing and promotion costs for the year ended December 31, 2016 were $1,207,639 as compared to $273,792 in 2015.

Our general and administrative expenses have increased significantly from $782,236, in the year ended December 31, 2015, to $1,288,941 in the year ended December 31, 2016. This change reflects a significant increase in our operating costs as we continue to grow, expand, and invest more in fundraising efforts. Major components of the increase include the implementation, configuration, and training costs related to the setup of our cloud-based ERP system, legal fees related to patents and general matters, insurance premiums, and other general facilities-related costs. As the Company has grown, it has been necessary to lease additional development and production space. Monthly lease obligations have grown from $14,250 per month plus 50% of common area operating costs in 2015 to $34,185 per month plus a 100% common area cost allocation as of December 31, 2016, an increase of approximately 140%.

9

Research and development spending was $1,627,495 in the year ended December 31, 2016 compared to $2,238,589 in the same period in 2015. This net decrease is a result of the maturation of several technologies and activities from pilot to operational stage, also referenced above in the cost of services discussion. Offsetting this decrease in research and development is our continued investment in time and resources into enhancing the design, functionality, and efficiency of our base technology as well as scaling efforts. In addition, and as discussed above, we will continue to develop visible and concealed weapon detection technology to add to our platform and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

The result of the foregoing is that we incurred a net loss of $5,829,110 in 2016, compared to a net loss of $3,388,656 in 2015.

Liquidity and Capital Resources

As of December 31, 2016, the Company had $2,747,646 in cash and cash equivalents. The Company’s operations have been financed to date through a combination of debt financing and ongoing equity investment capital, including the Regulation A Offering, described below. Between existing cash as of December 31, 2016 and monies subsequently raised pursuant to the Regulation A Offering and concurrent private placements, we believe we have sufficient cash and cash equivalents to meet our operating plan for the next 12 months. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the unaudited interim condensed financial statements are issued.  We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. It is expected that we will need to raise additional capital to meet anticipated cash requirements for the 12-month period following the filing date of this report. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common stock. If additional funding is required, there can be no assurance that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

Regulation A Offering; Issuance of Series m Preferred Stock

In January 2017, the Company commenced the Regulation A Offering to raise additional capital for operations. We are offering to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3 per share. The net proceeds of such offering, assuming full subscription, are expected be approximately $18.3 million after total offering expenses and commissions. The net proceeds of this offering will be used to expand our sales in the State of California and nationwide, develop visible and concealed weapon detection technology to add to our platform, and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

10

Issuance of Preferred Stock; Convertible Notes; Warrants

Since inception, the Company has funded its operations through the issuance of equity and debt securities. Between 2013 and 2014, the Company funded its operations by selling convertible promissory notes in the aggregate principal amount of $1,510,000. In October 2014, the principal and interest accrued under such notes was converted into shares of the Company’s Series A Preferred Stock. Between 2014 and the first fiscal quarter of 2015, the Company raised an additional $3,679,887 through the sale of its Series A Preferred Stock to certain investors. Between 2015 and 2016, the Company raised an additional $8,817,322 through the sale of its Series B Preferred Stock. In 2015, the Company raised $540,000 through the issuance of certain convertible promissory notes that converted into shares of the Company’s Series B Preferred Stock as of October 1, 2016. These notes carried certain participation rights and obligations contingent upon specified financing events. The fair value of these rights at issuance were recorded as a derivative liability offset by a corresponding debt discount that was subsequently amortized to interest expense. Upon conversion of the notes in October 2016, the derivative liability was extinguished. As of December 31, 2016 and as of March 31, 2017, the Company has no convertible debt outstanding. As part of its compensation arrangement with SI Securities, LLC, the sole and exclusive placement agent for the Regulation A Offering, the Company agreed to issue a warrant to SI Securities, LLC, to purchase up to a total of 5% of the shares of Series m Preferred Stock issued and sold by the Company pursuant to Regulation A, which the Company plans to issue following the last closing of the Regulation A Offering.

Credit Facilities

On April 10, 2015, we entered into a debt facility with Silicon Valley Bank, which provided the Company with a line of credit up to $1,250,000. The Company terminated the loan and paid it back in its entirety as of October 18, 2016.

As of November 7, 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility has an interest rate of prime +8.5% and will mature 3 years after closing. It is secured by all of the Company’s assets other than its intellectual property. The Company is using the proceeds of the term loan to finance the production of its ADMs in order to meet client order demands.

Additionally, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant for the purchase of Series B Preferred Stock in a combined amount equal to $110,000 divided by $2.0401, each of which contains a number of rights including automatic cashless exercise upon the occurrence of certain material events, such as a liquidation or expiration, information rights and certain other terms. The warrants expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

The Company currently has no material commitments for capital expenditures.

Trend Information

Increasing demand, along with media coverage in the United States, has driven and continues to drive numerous orders and client inquiries. Moreover, the addition of two of the three largest private security firms in the United States as channel partners has increased our reach.

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. Our near-term strategic goal is to establish contracts for 100 machines during 2017. It is for this reason that the Company is focused on scaling its business to meet incoming orders.

We expect the costs of advertising, marketing and promotions to continue to increase further during 2017 as we seek to expand sales nationally and as we continue to promote the Regulation A Offering. We do not anticipate this aggregate expenditure trend to continue following the completion of this offering during the fourth quarter of 2017.

11

Furthermore, we believe that the K7 ADM, when ready for commercialization, will allow us to enter previously unavailable markets and further extend the reach of our technology nationwide.

Due to numerous geopolitical events, as well as various high profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. In addition, we continue to receive substantial interest from potential clients outside of the United States and view international expansion as an attractive option for future consideration. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on production, cost, quality and features.

Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers, or “Board of Management,” and sole director as of December 31, 2016 are listed below. The members of the Board of Management are full-time employees. On August 17, 2017, the Company terminated the employment of Jack Schenk.

Name	Current Position	Age	Date Appointed to Current Position
Executive Officers:
William Santana Li	Chairman and CEO	47	Appointed to indefinite term of office April 5, 2013
Stacy Dean Stephens	VP Marketing & Sales	45	Appointed to indefinite term of office November 4, 2015
Mercedes Soria	VP Software Engineering	43	Appointed to indefinite term of office November 4, 2015
Aaron J. Lehnhardt	VP Design	44	Appointed to indefinite term of office November 4, 2015
Jack M. Schenk	VP Business Development	49	Appointed to indefinite term of office December 1, 2015
Sole Director:
William Santana Li	Chairman and CEO	47	Appointed to indefinite term of office April 5, 2013

William Santana Li, Chairman and CEO

William (“Bill”) Santana Li has served as our Chairman and CEO since April 2013. Mr. Li is an American entrepreneur with over 25 years of experience from working in the global automotive sector and founding and leading a number of startups. From 1990 to 1999, Mr. Li held multiple business and technical positions at Ford Motor Company across four continents.

His positions at Ford ranged from component, systems, and vehicle engineering with the Visteon, Mazda, and Lincoln brands; to business and product strategy on the United States youth market, India, and the emerging markets in Asia-Pacific and South America; as well as the financial turnaround of Ford of Europe. In addition, he was on the “Amazon” team, which established an all-new modular plant in Brazil. Subsequently, he served as Director of Mergers & Acquisitions.

After internally securing $250 million, Mr. Li founded and served as COO of GreenLeaf LLC, a Ford Motor Company subsidiary that became the world’s second largest automotive recycler. Under his leadership, GreenLeaf grew to more than 600 employees, 20 locations worldwide, and annual sales of approximately $150 million. At the age of 28, Bill was the youngest senior executive at Ford Motor Company worldwide.

12

After successfully establishing GreenLeaf, Mr. Li was recruited by SoftBank Venture Capital to establish and serve as the President and CEO of the Model E Corporation; a newly established automobile manufacturer that focused on the “Subscribe and Drive” model in California. Mr. Li also founded Carbon Motors Corporation* in 2003, and as its Chairman and CEO until February 2013, focused it on developing the world’s first purpose-built law enforcement patrol vehicle.

Bill earned a BSEE from Carnegie Mellon University and an MBA from the University of Detroit Mercy. He is married to Mercedes Soria, VP Software Engineering at the Company.

Stacy Dean Stephens, VP Marketing & Sales

Stacy Dean Stephens is our VP of Marketing and Sales and co-founded the Company in April of 2013. Previously, he co-founded Carbon Motors Corporation* with Mr. Li, where he led marketing operations, sales, product management, partnership marketing and customer service. At Carbon Motors, Mr. Stephens established the “Carbon Council”, a customer interface and users group consisting of over 3,000 law enforcement professionals across all 50 states and actively serving over 2,200 law enforcement agencies.

Prior to co-founding Carbon Motors Corporation, Mr. Stephens served as a police officer for the Coppell (Texas) Police Department from 2000 to 2002. In recognition of his accomplishments, Mr. Stephens was named one of Government Technology magazine’s “Top 25 Doers, Dreamers & Drivers” in 2011.

Mr. Stephens studied aerospace engineering at the University of Texas in Arlington. He subsequently earned a degree in criminal justice and graduated as valedictorian from Tarrant County College in Fort Worth, Texas. He is a member of the International Association of Chiefs of Police (IACP) and also sits on the IACP Division of State Associations of Chiefs of Police (SACOP) SafeShield Project, which seeks to critically examine existing and developing technologies for the purpose of preventing and minimizing officer injuries and fatalities.

Mercedes Soria, VP Software Engineering

Mercedes Soria is our VP of Software Engineering and has been with Knightscope since April 2013. Ms. Soria is a technology professional with over 15 years of experience in systems development, life cycle management, project leadership, software architecture and web applications development.

Ms. Soria led IT strategy development at Carbon Motors Corporation* from 2011 until 2013. From 2002 to 2010, Ms. Soria was Channel Manager and Software Development Manager for internal operations at Deloitte & Touche LLP, where her team deployed software that was used daily across the firm’s thousands of employees. From 1998 to 2002, Ms. Soria worked as a software developer at Gibson Musical Instruments leading the effort to establish its online presence.

Ms. Soria obtained Bachelor and Master’s degrees in Computer Science from Middle Tennessee State University with honors, as well as an Executive MBA from Emory University. She is also a certified Six Sigma green belt professional and a member of the Society of Hispanic Professional Engineers. She is married to Mr. Li.

Aaron J. Lehnhardt, VP Design

Aaron Lehnhardt has served as our VP of Design since November 2015. Previously, from the Company’s inception in April 2013 until November 2015, Mr. Lehnhardt served as Chief Designer of the Company. From 2002 to April 2013, Mr. Lehnhardt was the co-owner of Lehnhardt Creative LLC where he worked on advanced propulsion vehicle design, personal electronics, product design, video game design, and concept development work.

From 2004 to 2011, Mr. Lehnhardt was Chief Designer at California Motors (“Calmotors”), where he led the design for various concepts for HyRider hybrid vehicles, the Calmotors 1000 horsepower hybrid super car, Terra Cruzer super off road vehicle, multiple vehicles for the U.S. Military, and various other hybrid and electric vehicles. He was also the lead designer and partner of Ride Vehicles LLC, a sister company to Calmotors, which worked on a 3-wheeled, standup personal mobility vehicle.

13

Mr. Lehnhardt began his career in 1994 in the Large Truck Design Studio of Ford Motor Company, where he worked on the Aeromax and Excursion truck programs. His progress led him to the Large Vehicle Production Studio to work on the Mustang and Windstar models. He also successfully aided the development of the GT90, My Mercury, Th!nk, P2000 Prodigy, and certain concept vehicles.

Mr. Lehnhardt earned his Bachelor of Fine Arts in Transportation Design from the College for Creative Studies in Detroit, Michigan. He also served as an Alias 3D instructor at the College for Creative Studies.

Jack M. Schenk, VP Business Development

Jack M. Schenk serves as our VP of Business Development and has been with the Company since December 2015. He has over 25 years of experience in security operations, including in physical security, systems integration and intelligence gathering software platforms.

Mr. Schenk’s career in security began with his service in the Israel Defense Forces (IDF), where he was ultimately assigned to covert operations and intelligence-related positions. He joined Securitas Security Services in 1995, following his military service. Until 2011, Mr. Schenk held numerous executive roles at Securitas, including Vice President Sales and Marketing, West Coast Region. Jack also led the team responsible for landing Securitas’ then-largest company contract.

From 2011 to 2014 Mr. Schenk was Senior Vice President of Sales at SDI Solutions, a leading systems integrator specializing in mission-critical technologies and infrastructure. He was also a member of the mergers and acquisitions team, where he led the integration of sales processes from numerous acquisitions that expanded SDI’s footprint to the national level.

Most recently, Mr. Schenk served as Executive Vice President of Sales at Geofeedia, a location-based, social media monitoring company where he managed Geofeedia’s sales initiatives and launched the corporate security practice, which was responsible for adding numerous Fortune 100 customers to GeoFeedia’s book of business.

Mr. Schenk attended Loyola University of Chicago. He is active in ASIS, the International Association of Healthcare Safety and Security, the International Association of Chiefs of Police, Building Owners and Managers Association and the Special Agents Association.

* Carbon Motors Corporation filed for Chapter 7 liquidation in June of 2013.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2013, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	2013 Cash Compensation	2013 Other Compensation	2013 Total Compensation
William Santana Li	Chairman and CEO	$0	$0	$0
Stacy Dean Stephens	VP Marketing & Sales	$0	$0	$0
Mercedes Soria	VP Software Engineering	$0	$0	$0
Aaron J. Lehnhardt	VP Design	$0	$0	$0
Jack M. Schenk	VP Business Development	N/A	N/A	N/A

14

For the fiscal year ended December 31, 2014, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	2014 Cash Compensation	2014 Other Compensation	2014 Total Compensation
William Santana Li	Chairman and CEO	$108,500	$12,115	$120,615
Stacy Dean Stephens	VP Marketing & Sales	$106,000	$0	$106,000
Mercedes Soria	VP Software Engineering	$108,500	$6,971	$115,471
Aaron J. Lehnhardt	VP Design	$108,500	$6,971	$115,471
Jack M. Schenk	VP Business Development	N/A	N/A	N/A

For the fiscal year ended December 31, 2015, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	2015 Cash Compensation	2015 Other Compensation	2015 Total Compensation
William Santana Li	Chairman and CEO	$254,167	$24,230	$278,397
Stacy Dean Stephens	VP Marketing & Sales	$130,000	$0	$130,000
Mercedes Soria	VP Software Engineering	$179,167	$2,091	$181,258
Aaron J. Lehnhardt	VP Design	$179,167	$4,403	$183,570
Jack M. Schenk	VP Business Development	$12,500	$0	$12,500

For the fiscal year ended December 31, 2016, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	2016 Cash Compensation	2016 Other Compensation	2016 Total Compensation
William Santana Li	Chairman and CEO	$262,500.02	$24,230	$286,730.02
Stacy Dean Stephens	VP Marketing & Sales	$140,000.00	$0	$140,000.00
Mercedes Soria	VP Software Engineering	$243,749.96	$32,554	$276,303.96
Aaron J. Lehnhardt	VP Design	$195,000.08	$5,075	$200,075.08
Jack M. Schenk	VP Business Development	$175,882.72	$17,702	$192,899.72

Other than cash compensation, health benefits and stock options, no other compensation was provided. The Company’s one director did not receive any compensation in connection with his directorship.

Employee and Service Provider Equity Incentive Plans

The company has adopted a 2014 Equity Incentive Plan (the “2014 Plan”) and a 2016 Equity Incentive Plan (the “2016 Plan”). The 2014 Plan was terminated upon the adoption of the 2016 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Each of the 2016 Plan and the 2014 Plan provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, or restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. Both plans are administered by our board of directors and the board of directors is referred to in this section as the “administrator” of the plan.

Authorized Shares. Stock options for the purchase of 2,693,800 shares of our Class B Common Stock are outstanding under our 2014 Plan and an additional 187,200 shares of our Class B Common Stock have been reserved for issuance pursuant to our 2014 Plan. A total of 1,748,814 shares of our Class A Common Stock have been reserved for issuance pursuant to our 2016 Plan. In addition, the shares of Class A Common Stock reserved for issuance under our 2016 Plan also include (i) a number of shares of Class A Common Stock equal to the number of shares of Class B Common Stock reserved but unissued under the 2014 Plan, as of immediately prior to the termination of the 2014 Plan, and (ii) a number of shares of Class A Common Stock equal to the number of shares subject to awards under the 2014 Plan that, on or after the termination of the 2014 Plan, expire or terminate and shares previously issued pursuant to the 2014 Plan, that, on or after the termination of the 2014 Plan, are forfeited or repurchased by us (provided that the maximum number of shares of Class A Common Stock that may be added to our 2016 Plan pursuant to (i) and (ii) is 2,881,000 shares).

15

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2016 Plan.

Stock Options. The 2014 Plan was terminated as of December 21, 2016, the date on which Knightscope, Inc.’s Amended and Restated Certificate of Incorporation became effective. As a result, new stock options may only be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our Class A Common Stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term on an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. If an individual’s service terminates other than due to the participant’s death or disability, the participant may exercise his or her option within 30 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within six months of termination, or such longer period of time as provided in his or her award agreement. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2016 Plan the administrator determines the other terms of options.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan and 2016 Plan generally do not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Item 4. Security Ownership of Management and Certain Security holders

The tables below show, as of March 31, 2017, the security ownership of the Company’s sole director, executive officers owning 10% or more of the Company’s voting securities and other investors who own 10% or more of the Company’s voting securities.

16

BENEFICIAL OWNERSHIP OF EACH CLASS OF VOTING SECURITIES (OFFICERS, DIRECTORS AND 10% STOCKHOLDERS)

Beneficial Owner	Title of Class	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable (Stock Options)(1)	Percent of Class	Total Voting Power(2)
Executive Officers Owning Over 10% of Common Stock
William Santana Li	Class B Common	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	660,479	70.67%	31.27%
Stacy Dean Stephens	Class B Common	2305 Eisenhower Drive, McKinney, TX 75071	3,000,000	0	29.47%	12.58%

Stockholders Owning Over 10% of Common Stock
William Santana Li	Class B Common Stock	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	660,479	70.67%	31.27%
Stacy Dean Stephens	Class B Common Stock	2305 Eisenhower Drive, McKinney, TX 75071	3,000,000	0	29.47%	12.58%

Stockholders Owning Over 10% of Preferred Stock
NetPosa Technologies (Hong Kong) Limited	Preferred Stock	Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong	2,450,860	0	17.15%	10.28%
DOCOMO Innovation Fund Partnership	Preferred Stock	Ark Mori Building 31st Floor, 1-12-32 Akasak, Minato-Ku. Tokyo, Japan	1,667,779	0	11.67%	7.00%

Directors
William Santana Li	Class B Common Stock	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	660,479	70.67%	31.27%

All current officers and directors as a group	Class B Common Stock		10,000,000	1,220,770	98.43%	44.78%

BENEFICIAL OWNERSHIP OF ALL VOTING SECURITIES (10% STOCKHOLDERS)

Name of Stockholder	Title of Class	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable (Stock Options)(1)	Percent of All Voting Securities	Total Voting Power(2)
William Santana Li	Class B Common Stock	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	660,479	30.49%	31.27%
Stacy Dean Stephens	Class B Common Stock	2305 Eisenhower Drive, McKinney, TX 75071	3,000,000	0	12.62%	12.58%
NetPosa Technologies (Hong Kong) Limited	Preferred Stock	Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong	2,450,860	0	10.02%	10.28%

All current officers, directors, and 10% stockholders as a group			12,450,860	1,220,770	53.22%	54.56%

(1)	Consists of shares of stock acquirable within 60 days of March 31, 2017, including upon the exercise of vested stock options.
(2)	Percentage of total voting power represents voting power with respect to all shares of the Company’s outstanding capital stock as if converted to Class A Common Stock and Class B Common Stock, as applicable, as a single class. The holders of Series A Preferred Stock, Series B Preferred Stock and Class B Common Stock are entitled to ten votes per share. The holders of our Series m Preferred Stock and Class A Common Stock are entitled to one vote per share.

17

Item 5. Interest of Management and Others in Certain Transactions

Other than grants of stock options, we have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

Item 6. Other Information

None

18

Item 7. Financial Statements

Knightscope, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2016 and 2015

19

KNIGHTSCOPE, INC.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

To the Board of Directors of

Knightscope, Inc.

Mountain View, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Knightscope, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knightscope, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Correction of Errors

The previously issued financial statements as of December 31, 2016 and 2015 and for the years then ended have been restated for the correction of errors. As discussed in Note 2 to the financial statements, certain errors resulting in the net understatement of assets as of December 31, 2016 and 2015, net understatement of liabilities as of December 31, 2015 and net overstatement of liabilities as of December 31, 2016, the overstatement of revenues for the year ended December 31, 2016, the understatement of costs of services for the years ended December 31, 2016 and 2015, various reclassifications of operating expenses for the years ended December 31, 2016 and 2015, and understatement of interest expense for the years ended December 31, 2016 and 2015, were discovered by management of the Company during the current year.  Accordingly, the amounts reported have been restated in the financial statements now presented to correct the errors.  Our opinion is not modified with respect to that matter.

/s/ Artesian CPA, LLC

Denver, Colorado

April 19, 2017, except as to Note 2, which is as of October 6, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

KNIGHTSCOPE, INC.

BALANCE SHEETS

As of December 31, 2016 and 2015

	(Restated)	(Restated)
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$2,747,646	$6,141,642
Accounts receivables	13,668	9,992
Other receivables	135,295	20,000
Prepaid expenses	162,957	130,445
Deferred offering costs	320,611	-
Total Current Assets	3,380,177	6,302,079

Non-Current Assets:
Machines, net	2,283,549	887,435
Property and equipment, net	221,248	189,007
Software, net	1,280	4,009
Deposits	89,250	36,347
Total Non-Current Assets	2,595,327	1,116,798

Total Assets	$5,975,504	$7,418,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$769,959	$306,100
Accrued expenses	179,778	38,231
Deferred revenue	217,997	-
Financing obligation, current	15,671	-
Capital lease obligation, current	3,991	6,793
Promissory note payable, current	177,873	333,333
Derivative liability	-	35,977
Convertible notes payable, net of unamortized discount	-	513,088
Total Current Liabilities	1,365,269	1,233,522

Long-Term Liabilities:
Financing obligation, long term	20,388	-
Capital lease obligation, long term	-	3,991
Promissory note payable, long term	779,050	-
Customer deposits	-	20,000
Deferred rent liability	28,933	38,581
Total Long-Term Liabilities	828,371	62,572

Total Liabilities	2,193,640	1,296,094

Stockholders' Equity:
Series m preferred stock, $0.001 par, 6,666,666 shares authorized, no shares issued and outstanding at December 31, 2016 and 2015.	$-	$-
Series A convertible preferred stock, $0.001 par, 8,952,809 shares authorized, 8,936,015 shares issued and outstanding at December 31, 2016 and 2015. Liquidation preference of $7,981,649 as of December 31, 2016 and 2015.	8,936	8,936
Series B convertible preferred stock, $0.001 par, 4,949,386 shares authorized, 4,653,583 and 3,014,559 shares issued and outstanding at December 31, 2016 and 2015, respectively. Liquidation preference of $9,493,775 and $6,150,002 as of December 31, 2016 and 2015, respectively.	4,654	3,015
Class A Common Stock, $0.001 par, 35,288,893 shares authorized, no shares issued and outstanding as of December 31, 2016 and 2015.	-	-
Class B Common Stock, $0.001 par, 26,873,413 shares authorized, 10,179,000 shares issued and outstanding as of December 31, 2016 and 2015.	10,179	10,179
Additional paid-in capital	14,917,269	11,430,717
Accumulated deficit	(11,159,174)	(5,330,064)
Total Stockholders' Equity	3,781,864	6,122,783

Total Liabilities and Stockholders’ Equity	$5,975,504	$7,418,877

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

KNIGHTSCOPE, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2016 and 2015

	(Restated)	(Restated)
	2016	2015

Revenue	$399,508	$29,770
Cost of services	1,958,990	81,447
Gross (Loss)	(1,559,482)	(51,677)

Operating Expenses:
General & administrative	1,288,941	782,236
Research & development	1,627,495	2,238,589
Sales & marketing	1,207,639	273,792
Total Operating Expenses	4,124,075	3,294,617

(Loss) from operations	(5,683,557)	(3,346,294)

Other Income (Expense):
Interest expense	(147,015)	(43,082)
Non-operating income	1,462	720
Total Other Income (Expense)	(145,553)	(42,362)

Net (Loss)	$(5,829,110)	$(3,388,656)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,179,000	10,099,667
Net (loss) per common share
-Basic and Diluted	$(0.57)	$(0.34)

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

KNIGHTSCOPE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2016 and 2015

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity

Balance at December 31, 2014	8,815,942	$8,816	-	$-	10,060,000	$10,060	$5,143,552	$(1,941,408)	$3,221,020

Stock based compensation	-	$-	-	$-		$-	$41,108	$-	$41,108
Exercise of stock options	-	-	-	-	119,000	119	18,921	-	19,040
Issuance of preferred stock series A	120,073	120		-	-	-	107,130	-	107,250
Issuance of preferred stock series B		-	3,014,559	3,015	-	-	6,146,990	-	6,150,005
Offering costs	-	-	-	-	-	-	(26,984)		(26,984)
Net loss (Restated)	-	-	-	-	-	-	-	(3,388,656)	(3,388,656)

Balance at December 31, 2015	8,936,015	$8,936	3,014,559	$3,015	10,179,000	$10,179	$11,430,717	$(5,330,064)	$6,122,783

Stock based compensation	-	$-	-	$-	-	$-	$98,700	$-	$98,700
Conversion of notes payable to Series B Preferred Stock	-	-	331,578	332	-	-	676,098	-	676,430
Issuance of Series B Preferred Stock	-	-	1,307,446	1,307	-	-	2,666,022	-	2,667,329
Issuance of Series B Preferred Stock warrants	-	-	-	-	-	-	70,742	-	70,742
Offering costs (Restated)	-	-	-	-	-	-	(25,010)	-	(25,010)
Net loss (Restated)	-	-	-	-	-	-	-	(5,829,110)	(5,829,110)

Balance at December 31, 2016	8,936,015	$8,936	4,653,583	$4,654	10,179,000	$10,179	$14,917,269	$(11,159,174)	$3,781,864

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016 and 2015

	(Restated)	(Restated)
	2016	2015
Cash Flows From Operating Activities
Net (Loss)	$(5,829,110)	$(3,388,656)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	495,693	127,986
Stock compensation expense	98,700	41,108
Loss on debt modification	65,487	-
Amortization on Series B preferred stock warrants	3,930	-
Amortization of Debt Discount	16,763	-
Interest on convertible debt derivative	26,912	9,066
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(3,676)	(9,992)
(Increase)/Decrease in other receivable	(115,295)	(20,000)
(Increase)/Decrease in prepaid expenses	(32,512)	(25,739)
(Increase)/Decrease in other current assets	(320,613)	-
(Increase)/Decrease in deposits	(52,903)	(17,747)
Increase/(Decrease) in accounts payable	463,860	303,403
Increase/(Decrease) in accrued expenses	159,752	(29,238)
Increase/(Decrease) in deferred revenue	197,997	-
Increase/(Decrease) in customer deposits	-	20,000
Increase/(Decrease) in deferred rent	(9,648)	13,581
Net Cash Used In Operating Activities	(4,834,663)	(2,976,228)

Cash Flows From Investing Activities
Costs of machines	(1,819,183)	(971,717)
Costs of property and equipment	(102,136)	(120,551)
Capitalized software expenditures	-	(2,195)
Net Cash Used In Investing Activities	(1,921,319)	(1,094,463)

Cash Flows From Financing Activities
Proceeds from issuance of common stock	-	19,040
Proceeds from issuance of preferred stock	2,667,329	6,257,255
Offering costs	(25,010)	(26,984)
Net proceeds/(repayments) from financing obligations	29,265	(6,692)
Proceeds from promissory note payable, net of repayments	690,402	333,333
Issuance of convertible notes payable	-	540,000
Net Cash Provided By Financing Activities	3,361,986	7,115,952

Net Change In Cash	(3,393,996)	3,045,261

Cash at Beginning of Period	6,141,642	3,096,381
Cash at End of Period	$2,747,646	$6,141,642

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$27,817	$15,805

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of convertible notes payable	$676,098	$-
Issuance of Series B preferred stock warrants	$70,742	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

Knightscope, Inc. (the “Company”), is a corporation organized April 4, 2013 under the laws of Delaware. The Company designs, develops, build, deploys, and supports advanced physical security technologies.

NOTE 2: RESTATEMENT OF FINANCIAL STATEMENTS

The Company is restating, its financial statements for the years ended December 31, 2016 and 2015. This restatement results in noncash, financial statement corrections and will have no impact on the Company’s current or previously reported cash and cash equivalents position and total revenues.

Areas of adjustment resulting in restatement are described below:

For the years ended December 31, 2015, and December 31, 2016, adjustments were made to reclassify material amounts from Raw Materials, Machines in Process and Finished Machines from current assets to long-term assets. Lesser but still material amounts of labor and facility related overhead costs that were previously expensed are now capitalized to Machines and the estimated useful lives of the machines from inception were reduced from 5 years to 3-4 years resulting in more depreciation being recognized than previously. The resulting effects of these adjustments also impacted amounts previously presented in the Company’s cash flow statements. In addition, the Company corrected the accounting for its convertible notes payable. Upon evaluation of the conversion rights of the holders, the conversions right should be recorded as a bifurcated derivative, and not as a beneficial conversion feature.

Corrections were also made to reclass amounts previously presented within the Compensation and benefits line item on the Statements of Operations among the categories of Cost of Services, Research and Development, Sales and Marketing, and General and Administrative.

In addition, numerous reclassifications and corrections that were individually insignificant, which would not have resulted in restatement were identified and simultaneously corrected together with the material adjustments described above. The effect on the various line items and totals are presented in the tables below.

The impact of the restatement and other corrections on the Balance Sheet, Statement of Operations and Statement of Cash Flows as of and for the years ended December 31, 2016 and 2015 is presented below, except share and per share data.

For the Year Ended December 31, 2016
	As Previously		As
	Reported	Adjustments	Restated
Statement of Operations
Revenues	$420,425	$(20,917)	$399,508
Cost of services	176,508	1,782,482	1,958,990
Gross (Loss)	243,917	(1,803,399)	(1,559,482)

Operating Expenses:
Compensation & Benefits	$3,239,359	$(3,239,359)	$-
General & administrative	1,264,826	24,115	1,288,941
Research & development	333,069	1,294,426	1,627,495
Sales & marketing	571,681	635,958	1,207,639
Professional Fees	210,083	(210,083)	-
Total Operating Expenses	5,619,018	(1,494,943)	4,124,075

(Loss) from operations	(5,375,101)	(308,546)	(5,683,557)

Interest expense	(98,908)	(48,107)	(147,015)
Non-operating income	1,462	-	1,462
Total Other Income (Expense)	(97,446)	(48,107)	(145,553)

Net (Loss)	$(5,472,547)	$(356,563)	$(5,829,110)

Net loss per common share
-Basic and Diluted	$(0.54)	$(0.03)	$(0.57)

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

For the Year Ended December 31, 2016
	As Previously		As
	Reported	Adjustments	Restated
Statement of Cash Flows
Cash Flows From Operating Activities
Net Loss	$(5,472,547)	$(356,563)	$(5,829,110)
Net Cash Used In Operating Activities	(6,516,714)	1,682,051	(4,834,663)
Net Cash Used In Investing Activities	(315,532)	(1,605,787)	(1,921,319)
Net Cash Provided By Financing Activities	3,438,251	(76,265)	3,361,986

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of convertible notes payable	$574,966	101,132	$676,098

As of December 31, 2016
	As Previously		As
	Reported	Adjustments	Restated
Balance Sheet

Accounts receivables	$11,484	$2,184	$13,668
Deferred offering costs	301,888	18,723	320,611
Raw Materials	574,751	(574,751)	-
Machines in proces	94,831	(94,831)	-
Finished Machines	1,256,919	(1,256,919)	-
Total Current Assets	5,285,772	(1,905,595)	3,380,177

Non-Current Assets:
Machines, net	-	2,283,549	2,283,549
Property and equipment, net	804,164	(582,916)	221,248
Other non-current assets	149,304	(149,304)	-
Total Non-Current Assets	1,043,998	1,551,329	2,595,327

	$6,329,770	$(354,266)	$5,975,504
Liabilities:
Current Liabilities:
Accrued expenses	$185,136	$(5,358)	$179,778
Deferred revenue	-	217,997	217,997
Financing obligation, current	19,662	(3,991)	15,671
Capital lease obligation, current	-	3,991	3,991
Promissory note payable, current	204,021	(26,148)	177,873
Total Current Liabilities	1,178,778	186,491	1,365,269

Long-Term Liabilities:
Promissory note payable, long term	829,167	(50,117)	779,050
Customer deposits	194,897	(194,897)	-
Total Long-Term Liabilities	1,073,385	(245,014)	828,371

Total Liabilities	2,252,163	(58,523)	2,193,640

Stockholders' Equity:
Additional paid-in capital	14,860,071	57,198	14,917,269
Accumulated deficit	(10,806,233)	(352,941)	(11,159,174)
Total Stockholders' Equity	4,077,607	(295,743)	3,781,864

Total Liabilities and Stockholders' Equity	$6,329,770	$(354,266)	$5,975,504

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

For the Year Ended December 31, 2015
	As Previously		As
	Reported	Adjustments	Restated
Statement of Operations
Cost of services	$8,823	$72,624	$81,447
Gross Profit (Loss)	20,947	(72,624)	(51,677)

Operating Expenses:
Compensation & benefits	2,123,958	(2,123,958)	-
General & administrative	654,844	127,392	782,236
Research & development	378,418	1,860,171	2,238,589
Sales & marketing	53,927	219,865	273,792
Professional fees	168,780	(168,780)	-
Total Operating Expenses	3,379,927	(85,310)	3,294,617

Loss from operations	(3,358,980)	12,686	(3,346,294)

Other Income (Expense):
Interest expense	(34,017)	(9,065)	(43,082)

Net Loss	$(3,392,277)	$3,621	$(3,388,656)

For the Year Ended December 31, 2015
	As Previously		As
	Reported	Adjustments	Restated
Statement of Cash Flows
Net Cash Used In Operating Activities	$(3,418,564)	$442,337	$(2,976,227)
Net Cash Used In Investing Activities	(652,126)	(442,337)	(1,094,463)

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

As of December 31, 2015
	As Previously		As
	Reported	Adjustments	Restated
Balance Sheet
Other receivables	$-	$20,000	$20,000
Machines in process	345,615	(345,615)	-
Total Current Assets	6,627,694	(325,615)	6,302,079

Machines, net	-	887,435	887,435
Property and equipment, net	709,566	(520,559)	189,007
Other non-current assets	27,408	(27,408)	-
Total Non-Current Assets	777,330	339,468	1,116,798

Total Assets	$7,405,024	$13,853	$7,418,877

Accrued expenses	$37,065	$1,166	$38,231
Derivative liability	-	35,977	35,977
Convertible notes payable	540,000	(26,912)	513,088
Total Current Liabilities	1,223,291	10,231	1,233,522

Total Liabilities	1,285,863	10,231	1,296,094

Accumulated deficit	(5,333,686)	3,622	(5,330,064)
Total Stockholders' Equity	6,119,161	3,622	6,122,783

Total Liabilities and Stockholders' Equity	$7,405,024	$13,853	$7,418,877

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company had cash balances exceeding FDIC insured limits by $2,497,647 and $5,891,642, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2016 and 2015 was not necessary.

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

The following table includes those customers that represent more than 10% of total revenue for the year ended December 31, 2016 and December 31, 2015:

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

	2016	2015
Customer A	26%	34%
Customer B	20%	-%
Customer C	7%	66%
Percent of Revenue	53%	100%

The following table includes those customers that represent more than 10% of total receivables for the year ended December 31, 2016 and December 31, 2015:

	2016	2015
Customer A	-%	100%
Customer B	-%	-%
Customer C	-%	-%
Customer D	98%	-%
Customer E	2%	-%
Percent of Receivables	100%	100%

Machines (Restated)

Machines, which is recorded at cost or market, consists of materials, labor and other direct and indirect costs and are primarily maintained on the first-in, first-out method, machines in progress and finished machines. Finished machines are valued using a standard bill of material, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation on machines is recorded using straight-line method over the expected life of the asset, which ranges from 3 to 4 years, depending on its application. Depreciation of finished machines included in research and development expense amounted to $25,758 and $6,434, depreciation of finished machines included in sales and marketing expense amounted to $18,236 and $2,869, and depreciation included in cost of services amounted to $379,075 and $77,847 for the years ended December 31, 2016 and 2015, respectively.

	2016	2015

Raw materials	$590,750	$170,382
Machines in progress	98,308	192,693
Finished machines	2,101,842	608,642
	2,790,900	971,717
Accumulated depreciation on finished machines	(507,351)	(84,282)

Machines, net	$2,283,549	$887,435

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

Capital Assets (Restated)

Property, equipment, and software are recorded at cost when purchased and at standard cost when internally developed. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. Depreciation on internally developed equipment is recorded using straight-line method over the expected life of the asset, which ranges from 3 to 4 years depending on its application. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 consist of software with 3 year lives and property and equipment with 3-5 year lives.

Depreciation and amortization charges on property and equipment included in general and administrative expenses amounted to $69,894 and $41,525 as of December 31, 2016 and 2015. Amortization charges related to software were $2,728 and $2,180 as of December 31, 2016 and 2015. Capital assets as of December 31, 2016 and 2015 are as follows:

	2016 (restated)	2015 (restated)

Computer equipment	$40,778	$28,005
Furniture, fixtures & equipment	263,228	195,705
Leasehold improvements	44,510	22,670
	348,516	246,380
Accumulated depreciation	(127,268)	(57,373)
Property and equipment, net	$221,248	$189,007
Depreciation expense	$69,894	$41,525
Software (website and related)	$8,185	$8,185
Accumulated Amortization	(6,904)	(4,176)
Software, net	$1,280	$4,009
Amortization Expense	$2,728	$2,180

The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the years ended December 31, 2016 and 2015, the Company determined that there was no impairment of the Company’s long-lived assets.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company’s revenues consist of the rental of proprietary autonomous data machines along with access to the browser-based interface Knightscope Security Operations Center for periods of up to 1 year. These arrangements are classified as leases for revenue recognition purposes and are evaluated for classification as an operating or sales-type lease. Currently, all customer arrangements qualify as operating leases and therefore revenue is recognized ratably over the contract life once persuasive evidence of an arrangement exists, the services have been rendered to customers, the pricing is fixed or determinable and collection is reasonably assured. The Company typically bills for the use of its machines on a monthly basis. The costs of the machines are depreciated to costs of revenue over the estimated useful life of the machines, which the Company has estimated at three to four years.

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2016.

Year ending December 31:
2017	$127,497
Later years	-
Total minimum future rentals	$127,497

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2015.

Year ending December 31:
2016	$-
Later years	-
Total minimum future rentals	$-

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Research & Development Costs

Research and development costs are expensed as incurred. Research and development costs primarily consist of employee-related expenses, including salaries and benefits; share-based compensation expense; facilities costs that do not have an alternative future use; related depreciation and other allocated expenses.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

	2016	2015
Series A Preferred Stock (convertible to common stock)	8,936,015	8,936,015
Series B Preferred Stock (convertible to common stock)	4,653,583	3,014,559
Convertible notes (convertible to Series B Preferred Stock)*	-	285,990
Warrants to purchase common stock	44,500	44,500
Warrants to purchase Series B Preferred (convertible to common stock)	53,918	-
Stock options	2,693,800	1,478,800
Total potentially dilutive shares	16,381,816	13,759,864

* Convertible notes potential shares calculated based on a price per share of $1.73, determined by a $50,000,000 valuation on the Company's fully diluted capitalization per the note agreement. See Note 5 for more information.

As all potentially dilutive securities are anti-dilutive as of December 31, 2016 and 2015, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

As of December 31, 2016, the Company has authorized 62,162,306 shares of $0.001 par value common stock, with common stock designated as 35,288,893 shares of Class A Common Stock and 26,873,413 shares of Class B Common Stock, 20,568,861 shares of $0.001 par value preferred stock, with preferred stock designated as 8,952,809 shares of Series A Preferred Stock, 4,949,386 shares of Series B Preferred Stock, and 6,666,666 shares of Series m Preferred Stock.

The preferred stockholders have certain dividend preferences over common stockholders, including a non-cumulative dividend rate of $0.0536, $0.1224, and $0.18000 per share for Series A, Series B, and Series m preferred stock, respectively. The preferred stock are subject to an optional conversion right, where the Series A and Series B are convertible into fully paid and non-assessable shares of Class A Common Stock and Class B Common Stock, respectively, at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders in the amount of $0.8932, $2.0401, and $3.00 per share for Series A Preferred Stock, Series B preferred stock and Series m preferred stock, respectively. The liquidation preferences totaled $17,475,423 and $14,131,650 as of December 31, 2016 and 2015, respectively. Preferred stockholders vote on an as converted basis and Class B Common Stock have a voting right preference multiplier of 10.

Common Stock

As of December 31, 2016 and 2015, 10,179,000 shares of common stock were issued and outstanding. Pursuant to the amended and restated articles of incorporation filed in December 2016, all outstanding shares of common stock were converted to Class B Common Stock. The Company has reserved 4,748,814 shares of its common stock pursuant to the 2016 Equity Incentive Plan as of December 31, 2016 and 3,000,000 shares of common stock pursuant to the 2014 Equity Incentive Plan as of December 31, 2015, of which 2,693,800 and 1,478,800 stock options are outstanding as of December 31, 2016 and 2015, respectively.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

Convertible Preferred Stock

As of December 31, 2016 and 2015, 8,936,015 shares of Series A preferred stock were issued and outstanding. As of December 31, 2016 and 2015, respectively, 4,653,583 and 3,014,559 shares of Series B preferred stock were issued and outstanding.

The Company issued its Series B Preferred Stock during 2015 and 2016, resulting in the issuance of 4,653,583 shares of Series B preferred stock at an issuance price of $2.0401 per share. These issuances provided cash proceeds of $2,667,329 and $6,150,002 for the years ended December 31, 2016 and 2015, respectively. As discussed in Note 5, convertible notes payable were converted to preferred stock in October 2016, resulting in the issuance of 331,578 shares of Series B preferred stock included in outstanding shares as of December 31, 2016, relieving principal and accrued interest of $574,966 on the convertible notes payable.

Effective December 23, 2016, the Company was qualified by the Securities and Exchange Commission to offer up to 6,666,666 shares of its Preferred Stock (referred to as Series m Preferred) to accredited and non-accredited investors in a Regulation A offering. As of December 31, 2016, no shares have been issued.

NOTE 5:  FINANCING ARRANGEMENTS

Term Loan

In April 2015, the Company entered into a term loan agreement which allows for individual term loans of up to $1,250,000 (or $3,000,000 if and once a milestone of the Company receiving cash proceeds of at least $10,000,000 for the sale of its capital stock in an equity financing from investors deemed acceptable by the bank) until December 31, 2015. Each term loan calls for 18 monthly payments of equal principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum (5.25% at December 31, 2015). Only one term loan in the amount of $600,000 was utilized by the Company. As of December 31, 2016 and 2015, $0 and $333,333 of principal remained outstanding on the term loan. The term loan matured in October 2016. Interest expense on the term loan during the years ended December 31, 2016 and 2015 was $6,524 and $15,664, respectively and 44,500 common stock warrants were issued in conjunction with this note agreement, as discussed in Note 7.

Loan Payable

In April 2016, the Company entered into a financing agreement for the purchase of a vehicle. Monthly payments of principal plus accrued interest are due through the term of the agreement, ending March 2019. The outstanding balance on the financing agreement bears interest of 3.54%. As of December 31, 2016, $36,059 of principal remained outstanding on the financing agreement. Interest expense on the financing agreement during the year ended December 31, 2016 was $1,126.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

Venture Debt

In November 2016, the Company entered into a venture debt agreement for $1,100,000 collateralized by all assets of the Company. Monthly payments of interest only are due in advance for the first six months, then principal and interest payments of $42,714 are due monthly for thirty months until maturity. Outstanding borrowings under the term loan agreement bear interest at 8.5% above the prime rate per annum (12.25% at December 31, 2016). Interest expense on the venture debt during the year ended December 31, 2016 was $20,167. 53,918 Series B warrants were issued in conjunction with this note agreement, as discussed in Note 7.

The following are the minimum debt obligations on the Company’s financing agreement’s principal:

December 31,	Debt Obligations

2017	$227,601
2018	429,941
2019	442,458
$1,100,000

Convertible Notes Payable – 2015 issuances (Restated)

Between May and September 2015, the Company issued ten convertible promissory notes for total principal of $540,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $10,000,000, or if a qualified equity financing does not occur, the notes automatically convert at maturity at a price per share determined by a $50,000,000 valuation on the Company’s fully diluted capitalization. The notes’ conversion rate is a 15% discount to the lowest price in the triggering equity financing round. Interest accrues on the notes at the rate of 6% per annum. The notes mature on December 31, 2016, when all principal and accrued interest comes due.

In October 2016, all of these convertible notes were converted, inclusive of accrued and unpaid interest of $34,966, based upon the conversion terms and the occurrence of a qualifying equity transaction, resulting in the issuance of 331,578 shares of Series B preferred stock and a conversion price of $1.73 per share based on a 15% discount under the notes’ terms. After this conversion event, none of these convertible notes payable or related accrued interest payable remained outstanding.

Company determined that these notes contained rights and obligations for conversion contingent upon a potential future financing event. In accordance with FASB ASC 815, these rights are considered an embedded derivative that was bifurcated from the face value of the note and recorded at fair value as a liability, offset by a debt discount. The debt discount was amortized to interest expense. The liability was extinguished upon conversion.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

NOTE 6:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, research and development credits, and for net operating loss carryforwards.

	2016	2015
Deferred tax assets:
Tax Credit for Increasing Research	$192,006	$102,212
Net operating loss carryforward	4,364,912	2,178,899
Deferred tax liabilities:
Property and equipment	(71,262)	(95,868)
Net deferred tax assets and liabilities	4,485,656	2,185,243
Valuation allowance	(4,485,656)	(2,185,243)
Net deferred tax asset	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, valuation allowances of $4,485,656 and $2,185,243 were recorded for the years ended December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016 and 2015. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimates to be 39.8%.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2016 and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $10,957,666 and $5,469,893 which may be carried forward and will expire if not used between 2033 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above. The Company have accumulated research and development tax credits of $192,006 and $102,212 as of December 31, 2016 and 2015, respectively.

NOTE 7: SHARE-BASED PAYMENTS

Warrants

On April 10, 2015, the Company issued 44,500 warrants to purchase shares of common stock in connection with the Term Loan Agreement (see Note 5 – Financing Arrangements). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

On November 7, 2016, the Company issued 53,918 warrants to purchase shares of series B preferred stock in connection with the Venture Debt Agreement (see Note 5 – Financing Arrangements). The exercise price for the Series B Preferred Stock warrants is the lower of (1) the lowest price per share paid by new cash investors in the next round of financing, (2) the initial offering price per share to the public in the Company’s Qualified IPO, (3) the Reg A Price, or (4) $2.0401 per share. The Company determined the fair value of these warrants under a Black-Scholes calculation. The fair-value of Series B warrants of $70,742 was recorded as discounts to the underlying venture debt at the execution date of the venture debt resulting in the recognition of interest expense in the amount of $3,930 during the year ended December 31, 2016. The warrants expire in November 2026 or two years following qualifying events and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. In lieu of exercising Series B Preferred Stock warrants, if the fair market value of one share is greater than the exercise price (at the date of calculation), the warrants may be exchanged for a number of Series B Preferred Stock shares.

Stock Plan

The Company has adopted the 2016 Equity Incentive Plan, (the “2016 Plan”), which replaces the 2014 Equity Incentive Plan (the “2014 Plan”) and provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Upon termination of the 2014 Plan all shares granted revert to the 2016 Plan. Under the 2016 Plan, the number of shares authorized was 4,629,814 and 3,000,000 shares as of December 31, 2016 and 2015, respectively. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the 2016 Plan and the 2014 Plan, respectively, amounted to 1,936,014 and 1,402,200 as of December 31, 2016 and 2015, respectively.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	1,478,800	$0.237	1,990,000	$0.235
Granted	1,245,000	0.597	135,000	0.250
Exercised	-		(119,000)	0.160
Forfeited	(30,000)	0.154	(527,200)	0.248
Outstanding - end of year	2,693,800	0.401	1,478,800	0.237

Exercisable at end of year	1,200,334	0.281	664,404	0.224

Weighted average grant date fair value of options granted during year	$0.261		$0.115

Weighted average duration (years) to expiration of outstanding options at year-end	8.36		5.40

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2016 and 2015 are as follows:

	2016	2015

Risk Free Interest Rate	1.14%-1.73%	1.60%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	53.00%	52.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.26	$0.12

Stock-based compensation expense of $98,700 and $41,108 was recognized under FASB ASC 718 for the years ended December 31, 2016 and 2015, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $97,581 and $83,213 for the years December 31, 2016 and 2015, respectively, which will be recognized over a weighted average period of 47 and 27 months as of December 31, 2016 and 2015, respectively.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

NOTE 8: LEASE OBLIGATIONS

Effective March 2014, the Company entered into a lease agreement for manufacturing space. The lease term commenced April 1, 2014 and expires on March 31, 2017. Monthly lease obligations under the agreement are base rent starting at $5,800 per month plus 33% of common area operating costs, subject to actual expenses. The base rent is contractually escalated to $6,000 per month beginning April 1, 2015 and to $6,200 per month beginning April 1, 2016.

Effective July 2015, the Company entered into a lease agreement for additional space. The lease term commenced July 8, 2015 and expires on July 7, 2018. Monthly lease obligations under the agreement are base rent starting at $8,250. The base rent is contractually escalated to $9,735 per month beginning January 1, 2016 and to $9,900 per month beginning January 1, 2017.

Effective May 2016, the Company entered into a lease agreement for additional space. The lease term commenced June 1, 2016 and expires on July 31, 2018. Monthly lease obligations under the agreement are base rent starting at $18,250. The base rent is contractually escalated to $23,640 per month beginning May 1, 2017 and to $24,300 per month beginning May 1, 2018.

The following are the minimum future lease obligations on the Company’s lease agreements as of December 31, 2016:

December 31,	Lease Obligations

2017	$399,520
2018	226,860
$626,380

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of December 31, 2016.

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the years ended December 31, 2016 and 2015

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. The Company has implemented this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: GOING CONCERN:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 10, the Company has adopted ASU 2014-15 and followed this guidance in assessing the going concern assumption.

Although the Company has commenced planned principal operations, it has not generated meaningful revenues or profits since inception through December 31, 2016 and has sustained net losses of $5,829,110 and $3,388,656 for the years ended December 31, 2016 and 2015, respectively. Although these factors, among others, could raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued, the Company has secured approximately $1 million in total contract value in 2017 alone and has conducted numerous closings in its ongoing Series m Preferred Stock Offering, relieving the risk of a going concern issue during the aforementioned period of time.

Management concluded that its 2017 actual and plans successfully alleviate any doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 12: SUBSEQUENT EVENTS

Series m Preferred Stock Closings

The Company commenced its Series m Preferred Stock on January 10, 2017 and under the regulatory framework, governed by the U.S. Securities & Exchange Commission, has up to 12 months to complete the financing on a rolling close basis. The financing contemplates raising up to $20 million in new equity. Several closings have occurred to date and Management expects the transaction will be successfully completed within the allotted time. The Company will publicly file the results upon the completion of the transaction.

Management’s Evaluation

Management has evaluated subsequent events through April 19, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

2.1	Amended and Restated Certificate of Incorporation	1-A/A	2.1	December 21, 2016
2.2	Bylaws	1-A/A	2.2	December 7, 2016
4	Form of Subscription Agreement	1-A/A	4	December 7, 2016
6.1	2014 Equity Incentive Plan	1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement, Dated November 7, 2016	1-A/A	6.3	December 7, 2016
11.1	Consent of Artesian CPA, LLC dated as of October 6, 2017
11.2	Consent of Artesian CPA, LLC dated as of October 6, 2017

20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on October 10, 2017.

Knightscope, Inc.
/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li
By William Santana Li, as Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director
Date: October 10, 2017

21